Form 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response 0.5
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
Name and address of Reporting Person*	Date of Event Requiring Statement (Month/Day/Year) October 19, 2001	Issuer Name and Ticker or Trading Symbol Westvaco Corporation - W
(Last) (First) (Middle) Crockett, Robert G.	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Director, Communications Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) One High Ridge Park			X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip) Stamford CT 06905	Table I --- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or In- direct (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common stock (a)	3,986 (b)	I	Employee Stock Plan

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/ Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option Plan (Right to Buy)	11/25/98	11/25/07	Common stock (a)	250	$32.53	D
Employee Stock Option Plan (Right to Buy)	11/24/99	11/24/08	Common stock (a)	300	28.84	D
Employee Stock Option Plan (Right to Buy)	11/23/00	11/23/09	Common stock (a)	350	30.63	D
Employee Stock Option Plan (Right to Buy)	11/28/01	11/28/10	Common stock (a)	500	27.91	D

Explanation of Responses:

See Exhibit 1

                                                                                                              /s/Robert G. Crockett            10/16/01

                                                                                                            Signature of Reporting Person Date